SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

November 14, 2005

The Registrant is pleased to announce that a final decision document dated November 8, 2005 was issued by the British Columbia, Alberta and Ontario Securities Commissions for a prospectus dated November 4, 2005 issued by the Company's subsidiary, Minco Silver Corporation.  In addition to the proposed initial public offering of up to 800,000 common shares of Minco Silver Corporation, the prospectus also qualifies the conversion of previously issued special warrants of Minco Silver into 10,276,000 common shares of Minco Silver.  Minco Silver expects to complete its initial public offering before the coming holiday season.  It shares will thereafter commence trading on the TSX, subject to fulfillment of all listing requirements of the TSX.

2.

Exhibits

2.1

News Release dated November 14, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    November 14, 2005

William Meyer

Chairman & Director

(Page 2)

Exhibit 2.1

TSX: MMM
For Immediate Release	November 14, 2005

NEWS RELEASE

Minco Silver Nearing Completion of IPO

Regulators Approve Prospectus

Minco Mining & Metals Corporation (the “Company”) (TSX: “MMM”) is pleased to report that a final decision document dated November 8, 2005 was issued by the British Columbia, Alberta and Ontario Securities Commissions for a prospectus dated November 4, 2005 issued by the Company's subsidiary, Minco Silver Corporation.  In addition to the proposed initial public offering of up to 800,000 common shares of Minco Silver Corporation, the prospectus also qualifies the conversion of previously issued special warrants of Minco Silver into 10,276,000 common shares of Minco Silver.  Minco Silver expects to complete its initial public offering before the coming holiday season.  It shares will thereafter commence trading on the TSX, subject to fulfillment of all listing requirements of the TSX.

About Minco Mining

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“William Meyer”

Chairman

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.